---------------------
                                                    |    OMB APPROVAL     |
                                                    |---------------------|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    OCTOBER 31, 2002 |
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...14.90|
                                                    |---------------------|

                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)*
                       DONNA KARAN INTERNATIONAL INC.
                              (Name of Issuer)

                  Common Stock, Par Value, $0.01 Per Share
                      (Title of Class and Securities)

        ------------------------------------------------------------

                                 257826107
                               (CUSIP Number)

                          David L. Bressman, Esq.
                             c/o Urban Zen, LLC
                       570 Seventh Avenue, Suite 703
                             New York, NY 10018
                               (212) 840-8555

                                  Copy to:
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                        Attention: Eileen T. Nugent
                               (212) 735-3176

        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               June 10, 2001
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                SCHEDULE 13D

     CUSIP No.  257826107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Donna Karan - S.S. Number: ###-##-####
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          (See Item 2) (1)                                 (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not Applicable
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    0 (See Item 5)
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     4,951,340 (See Item 5)
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0 (See Item 5)
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        4,951,340 (See Item 5)
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,951,340 (2)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES   (3)                                            ( x )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          22.2%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN




(1) Notwithstanding the agreements described in Item 6 of the Report on
Schedule 13D (the "Schedule 13D") originally filed on July 3, 1996 by Donna Karan and Stephan Weiss, in the Amendment No. 1 thereto dated December 15, 2000 (the "Amendment No. 1"), in the Amendment No. 2 thereto dated January 17, 2000 (the "Amendment No. 2"), in the Amendment No. 3 thereto dated February 7, 2001 (the "Amendment No. 3"), in the Amendment No. 4 thereto dated April 2, 2001 (the "Amendment No. 4") and in this Amendment No. 5 (this "Amendment No. 5"), the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes 3,968,540 shares of Common Stock held by The Stephan Weiss and Donna Karan Alaska Community Property Trust, and 982,800 shares of Common Stock currently held by The 2000 Stephan Weiss Revocable Trust (the "Weiss Trust") and which will be transferred to a qualified terminable interest property trust for the benefit of the Reporting Person (the "Donna Karan QTIP Trust") sometime prior to December 31, 2001. However, the Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. Also does not include shares of Class B Common Stock held by members of the Takihyo Group which shares are subject to the Voting Agreement, to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. Also excludes 9 shares of Class A Common Stock held by Ms. Karan, which shares are also subject to the Voting Agreement. Also excludes 9 shares of Class A Common Stock held by the Estate of Stephan Weiss which will be transferred to the Weiss Trust after the Will of Stephan Weiss is probated and such shares will then be transferred to the Donna Karan QTIP Trust sometime prior to December 31, 2001, which shares are also subject to the Voting Agreement. The Reporting Person disclaims beneficial ownership of such shares.



                                SCHEDULE 13D

     CUSIP No.  257826107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Arnold Cohen
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (See Item 2) (1)                          (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not Applicable
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    0  (See Item 5)
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     3,968,540 (See Item 5)
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0 (See Item 5)
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        3,968,540 (See Item 5)
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,968,540 (2)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (3)                               (x)

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          17.8%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN



(1) Notwithstanding the agreements described in Item 6 of the Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4 and this Amendment No. 5 the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes 3,968,540 shares of Common Stock held by The Stephan Weiss and Donna Karan Alaska Community Property Trust. However, the Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. Also does not include shares of Class B Common Stock held by members of the Takihyo Group which shares are subject to the Voting Agreement, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of such shares.




                               SCHEDULE 13D


     CUSIP No.  257826107
     ---------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          The Stephan Weiss and Donna Karan Alaska Community Property Trust

     ---------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (See Item 2) (1)                          (a)  ( )
                                                           (b)  (x)
     ---------------------------------------------------------------------
     3.   SEC USE ONLY

     ---------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not Applicable
     ---------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ---------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          The State of New York
     ---------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    3,968,540  (See Item 5)
            SHARES                 ---------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0
             EACH                  ---------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      3,968,540  (See Item 5)
             WITH                  ---------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
     ---------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,968,540 (2)
     ---------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (2) (3)                               (x)

     ---------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          17.8%
     ---------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          OO



(1) Notwithstanding the agreements described in Item 6 of the Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4 and this Amendment No. 5, the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes only the shares of Common Stock held by The Stephan Weiss and Donna Karan Alaska Community Property Trust. Does not include shares of Common Stock held by the trustees, Donna Karan or Arnold Cohen, or any of the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of such shares.




                                SCHEDULE 13D

     CUSIP No.  257826107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) David L. Bressman
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (See Item 2) (1)                          (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not Applicable
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    0  (See Item 5)
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     1,274,488 (See Item 5)
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0 (See Item 5)
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        1,274,488 (See Item 5)
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,274,488 (2)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (3)                               (x)

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          5.7%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN



(1) Notwithstanding the agreements described in Item 6 of the Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4 and this Amendment No. 5 the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes 982,800 shares of Common Stock held by The 2000 Stephan Weiss Trust, which shares will be transferred to the Donna Karan QTIP Trust sometime prior to December 31, 2001, and 291,688 shares of Common Stock held by the Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan. However, the Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. Also does not include shares of Class B Common Stock held by members of the Takihyo Group which shares are subject to the Voting Agreement, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. Also excludes 9 shares of Class A Common Stock held by the Estate of Stephan Weiss which will be transferred to the Weiss Trust after the Will of Stephan Weiss is probated and such shares will then be transferred to the Donna Karan QTIP Trust sometime prior to December 31, 2001, which shares are also subject to the Voting Agreement. The Reporting Person disclaims beneficial ownership of such shares.



                               SCHEDULE 13D


     CUSIP No.  257826107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The 2000 Stephan Weiss Revocable Trust
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (See Item 2) (1)                          (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not Applicable
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          The State of New York
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    982,800  (See Item 5)
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      982,800  (See Item 5)
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          982,800 (2)

     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (2) (3)                               (x)

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          4.4%

     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          OO




(1) Notwithstanding the agreements described in Item 6 of the Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4 and this Amendment No. 5, the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes only the shares of Common Stock held by The 2000 Stephan Weiss Revocable Trust, which shares will be transferred to the Donna Karan QTIP Trust sometime prior to December 31, 2001. Does not include shares of Common Stock held by the trustees, David L. Bressman and Jonathan G. Blattmachr, or any of the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. Also excludes 9 shares of Class A Common Stock held by the Estate of Stephan Weiss which will be transferred to the Weiss Trust after the Will of Stephan Weiss is probated and such shares will then be transferred to the Donna Karan QTIP Trust sometime prior to December 31, 2001, which shares are also subject to the Voting Agreement. The Reporting Person disclaims beneficial ownership of such shares.



                               SCHEDULE 13D


     CUSIP No.  257826107
     ---------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan
     ---------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (See Item 2) (1)                          (a)  ( )
                                                           (b)  (x)
     ---------------------------------------------------------------------
     3.   SEC USE ONLY

     ---------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not Applicable

     ---------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     ---------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          The State of New York

     ---------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    291,688  (See Item 5)
            SHARES                 ---------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0
             EACH                  ---------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      291,688  (See Item 5)
             WITH                  ---------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
     ---------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          291,688 (2)

     ---------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (2) (3)                               (x)

     ---------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          1.3%

     ---------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          OO



(1) Notwithstanding the agreements described in Item 6 of the Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4 and this Amendment No. 5, the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes only the shares of Common Stock held by The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan. Does not include shares of Common Stock held by the trustee, David L. Bressman, or any of the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of such shares.




                       SCHEDULE 13D - Amendment No. 3

         This statement amends the Schedule 13D originally filed on July 3, 1996 by Donna Karan, a citizen of the United States of America, and Stephan Weiss, a citizen of the United States of America, as amended by the Amendment No. 1, dated December 15, 2000, the Amendment No. 2, dated January 17, 2001, the Amendment No. 3, dated February 7, 2001 and the Amendment No. 4, dated April 2, 2001. Capitalized terms used and not defined in this Amendment No. 5 shall have the meanings set forth in the
Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3 and the Amendment No. 4.

         This Amendment No. 5 is being filed in connection with the appointment of certain successor trustees to Stephan Weiss ("Weiss"), who died on June 10, 2001. Prior to his death, Weiss was an investment trustee of the Alaska Trust (as defined below) and the trustee of the Weiss Trust (as defined below) and the Children's Trust (as defined below).

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

         This Amendment No. 5 is being filed by the following persons or entities (each of which is a "Reporting Person" and together the "Reporting Persons"):

         Donna Karan ("Karan"), a citizen of the United States, whose principal business address is 550 Seventh Avenue, New York, New York 10018;

         Arnold Cohen ("Cohen"), a citizen of the United States, whose principal business address is 1065 Avenue of the Americas, New York, New York 10018;

         The Stephan Weiss and Donna Karan Alaska Community Property Trust, dated October 11, 2000 (the "Alaska Trust"), a trust organized under Alaska state law, whose principal address is c/o Donna Karan, trustee, 550 Seventh Avenue, New York, New York 10018;

         David L. Bressman ("Bressman"), a citizen of the United States, whose principal business address is 570 Seventh Avenue, New York, New York 10018;

         The 2000 Stephan Weiss Revocable Trust, dated October 11, 2000 (the "Weiss Trust"), a trust organized under New York state law, whose principal address is c/o David Bressman, trustee, 570 Seventh Avenue, New York, New York 10018; and

         The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan (the "Children's Trust"), a trust organized under New York state law, whose principal address is c/o David Bressman, trustee, 570 Seventh Avenue, New York, NY 10018.

         Karan and Cohen are the investment trustees of the Alaska Trust with shared voting power and power of disposition over the shares of Common Stock held by the Alaska Trust.

         Bressman, together with Jonathan G. Blattmachr ("Blattmachr"), is a trustee of the Weiss Trust, and shares voting power and power of disposition over the shares of Common Stock held by the Weiss Trust with Blattmachr. Blattmachr is a citizen of the United States, whose principal business address is 1 Chase Manhattan Plaza, New York, NY 10005. It is anticipated that the shares of Common Stock owned by the Weiss Trust will be transferred to a qualified terminable interest property trust for the benefit of Donna Karan (the "Donna Karan QTIP Trust") prior to December 31, 2001. Karan, Bressman and Blattmachr are the trustees of the Donna Karan QTIP Trust.

         Bressman is trustee of the Children's Trust, and has sole voting power and power of disposition over the shares of Common Stock held by the Children's Trust.

         Karan is primarily engaged as Chairman of the Board and Chief Designer of Donna Karan International Inc. (the "Issuer"). Cohen is Co-Chairman of Mahoney Cohen & Co., CPA, PC. Bressman is primarily engaged as General Counsel and Vice President of Urban Zen, LLC. Blattmachr is a partner of Milbank, Tweed, Hadley & McCloy LLP, a law firm.

         Effective as of the death of Weiss, on June 10, 2001, (1) Cohen succeeded Weiss as investment trustee of the Alaska Trust, and (2) Bressman and Blattmachr succeeded Weiss as trustees of the Weiss Trust. Effective as of June 14, 2001, Bressman succeeded Weiss as trustee of the Children's Trust.

         The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act").

         During the last five years, to the best knowledge of the Reporting Persons, none of the Reporting Persons nor Blattmachr (a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities law or a finding of any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

         Effective upon the death of Weiss on June 10, 2001, the following persons were appointed to replace Weiss as successor trustees of the Alaska Trust and the Weiss Trust, respectively:

(1) Cohen succeeded Weiss as investment trustee of the Alaska Trust, and
(2) Bressman and Blattmachr succeeded Weiss as trustees of the Weiss Trust. Effective on June 14, 2001, Bressman succeeded Weiss as trustee of the Children's Trust.

         Pursuant to the terms of the instrument governing the Weiss Trust, the shares currently held in the Weiss Trust will be transferred to the Donna Karan QTIP Trust sometime prior to December 31, 2001. Karan, Bressman and Blattmachr are the trustees of the Donna Karan QTIP Trust and they will serve in such capacity following the aforementioned transfer.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

     (a)

          Name                      Shares of Common Stock     Percentage

          Karan                     4,951,340  (1)(3)           22.2%

          Cohen                     3,968,540  (2)(4)           17.8%

          Alaska Trust              3,968,540  (2)(5)           17.8%

          Bressman                  1,274,488  (3)(6)            5.7%

          Weiss Trust                 982,800  (3)(7)            4.4%

          Children's Trust            291,688  (2)(8)            1.3%

         The percentages reflected in the above chart are based on 22,266,483 shares of Common Stock of the Issuer outstanding on May 1, 2001.

                  (1) Includes 3,968,540 shares of Common Stock held by the Alaska Trust, 982,800 shares of Common Stock held by the Weiss Trust, which shares will be transferred to the Donna Karan QTIP Trust prior to December 31, 2001. However, Reporting Person disclaims beneficial ownership of such shares. Excludes 9 shares of Class A Common Stock held by Ms. Karan, which shares are also subject to a Voting Agreement, to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D.

                  (2) Does not include shares of Common Stock held by members of the Takihyo Group which shares are the subject of the Stockholders' Agreement, described in Item 6 and filed pursuant to Item 7 of the Schedule 13D. Does not include shares of Class B Common Stock held by members of the Takihyo Group which are subject to the Voting Agreement, described in Item 6 and filed pursuant to Item 7 of the Schedule 13D.

                  (3) Does not include shares of Common Stock held by members of the Takihyo Group which shares are the subject of the Stockholders' Agreement, described in Item 6 and filed pursuant to Item 7 of the Schedule 13D. Does not include shares of Class B Common Stock held by members of the Takihyo Group which are subject to the Voting Agreement, described in Item 6 and filed pursuant to Item 7 of the Schedule 13D. Also excludes 9 shares of Class A Common Stock held by the Estate of Stephan Weiss which will be transferred to the Weiss Trust after the Will of Stephan Weiss is probated and such shares will then be transferred to the Donna Karan QTIP Trust sometime prior to December 31, 2001, which shares are also subject to the Voting Agreement. The Reporting Person disclaims beneficial ownership of such shares.

                  (4) Includes 3,968,540 shares of Common Stock held by the Alaska Trust. However, Reporting Person disclaims beneficial ownership of such shares and disclaims that he is a 5% owner.

                  (5) Includes only the shares of Common Stock held by the Alaska Trust. Does not include shares of Common Stock held by the trustees or the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

                  (6) Includes 982,800 shares of Common Stock held by the Weiss Trust and 291,688 shares of Common Stock held by the Children's Trust. However, Reporting Person disclaims beneficial ownership of such shares and disclaims that he is a 5% owner.

                  (7) Includes only the shares of Common Stock held by the Weiss Trust, which shares will be transferred to the Donna Karan QTIP Trust prior to December 31, 2001. Does not include shares of Common Stock held by the trustees or the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

                  (8) Includes only the shares of Common Stock held by the Children's Trust. Does not include shares of Common Stock held by the trustee or the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

         (b) Bressman has shared voting power with Blattmachr over 982,800 shares of Common Stock held by the Weiss Trust, for which he and Blattmachr are trustees, and Bressman has sole voting power over 291,688 shares of Common Stock held by the Children's Trust, for which he is trustee. Karan and Cohen have shared voting power over 3,968,540 shares of Common Stock held by the Alaska Trust, for which they are investment trustees. Each of Karan, Cohen and Bressman, however, disclaim beneficial ownership of the shares held by each other, by the Alaska Trust, by the Weiss Trust and by the Children's Trust.

         (c) As discussed in Item 4, effective upon the death of Weiss on June 10, 2001, (1) Cohen succeeded Weiss as investment trustee of the Alaska Trust, and (2) Bressman and Blattmachr succeeded Weiss as trustees of the Weiss Trust. Effective on June 14, 2001, Bressman succeeded Weiss as trustee of the Children's Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

         Item 6 is amended to add the following:

         As discussed in Item 4, effective upon the death of Weiss on June 10, 2001, (1) Cohen succeeded Weiss as investment trustee of the Alaska Trust, and (2) Bressman and Blattmachr succeeded Weiss as trustees of the Weiss Trust. Effective on June 14, 2001, Bressman succeeded Weiss as trustee of the Children's Trust. Pursuant to the terms of the governing instrument of the Weiss Trust, the shares currently held in the Weiss Trust will be transferred to the Donna Karan QTIP Trust sometime prior to December 31, 2001. The governing instrument of the Weiss Trust is also the governing instrument of the Donna Karan QTIP Trust, such that the same trustee provisions apply to both trusts.

         In their respective capacities as trustees, the successor trustees listed above have all the rights, duties, powers, discretions and immunities that Weiss, as trustee, had during his life.

         Irrespective of the appointment of the successor trustees as described herein, the shares held by the Alaska Trust, the Weiss Trust and the Children's Trust remain subject to the contracts, arrangements, understandings, or relationships with respect to such shares that were in effect prior to Weiss's death, including without limitation, the 2001 Voting Agreement with LVMH, Acquisition Sub and the Issuer and the Exchange and Option Agreement with LVMH, Karma and Acquisition Sub, both of which agreements were described in and filed as exhibits to the Amendment No. 4.

         Except for the agreements described in the Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4 and this Amendment No. 5, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit A. Joint Filing Agreement


                                 SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 8/7/01

/s/ Donna Karan
--------------------------
Donna Karan



         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 8/7/01

/s/ Arnold Cohen
--------------------------
Arnold Cohen



         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 8/7/01

The Stephan Weiss and Donna Karan Alaska Community Property Trust

By     /s/ Arnold Cohen
       --------------------------
Name:  Arnold Cohen
Title: Investment Trustee


By     /s/ Donna Karan
       --------------------------
Name:  Donna Karan
Title: Investment Trustee



         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 8/7/01

/s/ David L. Bressman
--------------------------
David L. Bressman



         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 8/7/01

The 2000 Stephan Weiss Revocable Trust

By     /s/ David L. Bressman
       --------------------------
Name:  David L. Bressman
Title: Trustee


By     /s/ Jonathan G. Blattmachr
       --------------------------
Name:  Jonathan G. Blattmachr
Title: Trustee



         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 8/7/01

Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan

By     /s/ David L. Bressman
       --------------------------
Name:  David L. Bressman
Title: Trustee




                                 EXHIBIT A

                           JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an Amendment on Schedule 13D (and subsequent amendments) with respect to the Common Stock, par value $.01 per share, of Donna Karan International Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized have executed this Joint Filing Agreement this 7th day of August, 2001.



/s/ Donna Karan
---------------------
Donna Karan


/s/ Arnold Cohen
---------------------
Arnold Cohen


/s/ David L. Bressman
---------------------
David L. Bressman


The Stephan Weiss and Donna Karan Alaska Community Property Trust

By     /s/ Arnold Cohen
       --------------------------
Name:  Arnold Cohen
Title: Investment Trustee


By     /s/ Donna Karan
       --------------------------
Name:  Donna Karan
Title: Investment Trustee


The 2000 Stephan Weiss Revocable Trust


By /s/ David L. Bressman
   --------------------
Name:  David L. Bressman
Title: Trustee


By /s/ Jonathan G. Blattmachr
   ----------------------------
Name:  Jonathan G. Blattmachr
Title: Trustee


The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan


By /s/ David L. Bressman
   ----------------------
Name:  David L. Bressman
Title: Trustee